NEWS RELEASE

For Immediate Release
June 27, 2005

CanWest MediaWorks NZ Reports
12% EBITDA Increase for Third Quarter Fiscal 2005

CanWest’s New Zealand operations maintaining steady growth

Winnipeg – CanWest Global Communications Corp. announced today that its 70%-owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, reported consolidated earnings before interest, income tax, depreciation and amortization (EBITDA) of NZ$13.4 million for the three months ended May 31, 2005, a 12% improvement compared with pro forma results for the same period last year. Consolidated revenues also increased by 12% to NZ$60.4 million compared to pro forma revenue of NZ$54.0 million in the same period last year.

For the first nine months of fiscal 2005, consolidated EBITDA increased 12% to NZ$51.3 million from pro forma EBITDA of NZ$45.7 million the previous year. Consolidated revenue for the year-to-date was up 9% to NZ$185.0 million from the pro forma revenue of NZ$169.1 million the previous year. These results are recorded in accordance with New Zealand GAAP and will be subject to adjustment to Canadian GAAP upon consolidation with CanWest’s other media operations.

CanWest MediaWorks (NZ) Limited is a public company, which was listed on the New Zealand Stock Exchange in July 2004. Pro forma financial results for its prior fiscal year reflect the combined results of CanWest TVWorks Limited and CanWest RadioWorks Limited, which are comparable to the current year’s consolidated financial results.

Tom Strike, President, CanWest MediaWorks International and Chair of the Board of CanWest MediaWorks (NZ) Limited, noted that these are excellent results for both the company’s radio and television operations in New Zealand, and it remains on track to exceed its EBITDA objectives for the financial year. EBITDA at TVWorks for the three months ended May 31, 2005 was up 34% to NZ$6.9 million over the EBITDA for the same period a year ago. “The results from TVWorks are notable in that they were achieved during a quarter in which we experienced significant start up costs for Campbell Live, the new home- grown current affairs series in TVWorks’ prime time schedule,” said Mr. Strike. “These results underline the core strength of our television business in New Zealand.”

Brent Impey, CanWest MediaWorks NZ’s Chief Executive Officer, pointed to the solid ratings for Campbell Live and the revamped 3 News as major contributors to continued revenue growth. “3 News and Campbell Live ratings, especially in urban centres, have exceeded our expectations and these programs continue to strengthen our prime time performance.”

RadioWorks, the Company’s radio operations, recorded an EBITDA increase of 6% to NZ$7.1 million for the three months ended May 31, compared with EBITDA of NZ$6.7 million for the same period of the previous year. In the nine months ended May 31, 2005, RadioWorks’ EBITDA increased 6% to NZ$26.1 million, from NZ$24.6 million for the same nine-month period last year. These results were achieved while RadioWorks also experienced significant start-up costs for Radio Live, its recently-launched news and all-talk radio network which has had a very positive start, and the re-branding and launch of Kiwi FM, New Zealand’s only all domestic music channel.

This news release contains comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com) is an international media company. CanWest is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia and Ireland.

For more information, please contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com